One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 24, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman Kevin Kuhar Margaret Schwartz Samuel Kluck

Re:	Nyxoah SA

Draft Registration Statement on Form F-1

Submitted April 16, 2021

CIK No. 0001857190

Ladies and Gentlemen:

This letter sets forth the response of Nyxoah SA (the “Company”) to the comment letter, dated May 14, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 16, 2021 for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). Concurrently, the Company is confidentially submitting an amendment to the Draft Registration Statement on Form F-1 (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	When referencing the last reported sales price of your ordinary shares on Euronext Brussels, please disclose the price as converted into U.S. dollars at the most recent exchange rate.

Response: The Company respectfully acknowledges the Staff's comment and has revised the Amendment to disclose the last reported sales price of its ordinary shares on Euronext Brussels as converted into U.S. dollars at the most recent exchange rate.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ
May 24, 2021

2.	We note your statement on page 2: “We continue to develop a substantial body of clinical evidence to demonstrate the safety and efficacy of the Genio system” and your statement on page 4 referring to the Genio system as a clinically proven solution. You also refer on page 5 to the Genio system being a “[s]afe, effective and patient-centric therapeutic option” that “demonstrated compelling safety and effectiveness data.” Please revise these statements and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies in other jurisdictions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it has revised the disclosure on pages 2, 4 and 5 of the Amendment, as well as similar statements throughout the Amendment, in response to the comment.

3.	On page 2 you state: “We believe that positive results from this trial may eliminate the need for Genio system patients to undergo the DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe.” Please revise to balance these statements concerning the need to undergo the DISE procedure given on page 103 you indicated a different procedure would still be required with the Genio system, specifically that a post-surgery sleep study will need to be conducted to optimize the Genio system device, or advise.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 2 of the Amendment to make clear that a post-surgery sleep study will need to be conducted to analyze breathing frequency.

4.	We note your statement on page 3 that you plan to investigate and provide new neurostimulation technologies for OSA patients through your partnership with Vanderbilt University. Please revise to describe this partnership.

Response: The Company respectfully acknowledges the Staff's comment and has revised its discussion of the partnership with Vanderbilt University as set forth on pages 3, 93, 112 and 115 of the Amendment.

5.	Please revise page 3 to explain how you calculated an $11 billion European, Australian and New Zealand market opportunity and $10 billion US market opportunity. Additionally, explain how you estimated non-compliance rates. Lastly, you state that “approximately 70% of those non-compliant patients are eligible for hypoglossal nerve stimulation based on their anatomical characteristics.” Please also revise to explain in the Summary the anatomical limitations of your device or hypoglossal nerve stimulation devices generally.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 3, 4, 90 and 101 of the Amendment.

6.	With respect to the first three bullets on page 68, please revise to specify an estimate of how far the proceeds from this offering will allow you to reach with respect to your development and commercialization of your Genio program in the various jurisdictions in which you seek or have obtained regulatory approval, and the additional technologies in your pipeline.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 68 of the Amendment in response to the comment.

7.	Please revise to provide the information required by Item 3.B of Form 20-F regarding indebtedness.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 70 of the Amendment to provide the information required by Item 3.B of Form 20-F regarding indebtedness.

8.	Please revise page 90 to explain the significance of receiving CE-Mark conditional labeling for 1.5T and 3T full-body MRI scan.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 93 of the Amendment in response to the comment.

MINTZ
May 24, 2021

9.	Please revise to provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 103 and 107 of the Amendment in response to the comment.

10.	By presenting your trial results on page 105 and then your competitor’s results on page 106 your disclosure operates as a comparison. Such comparisons are not permissible where, as is the case here, these are not head-to-head trials. Please remove the data from page 106 showing your competitors’ trial results.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has expanded the disclosure on page 109 of the Amendment to state expressly that (i) these data are not from a head-to-head trial, (ii) these data are not directly comparable, and (iii) no comparison should be made between the data from the BLAST OSA trial and the data from the trials of either of the competitive devices. To further emphasize that comparisons should not be drawn, the Company has presented the BLAST OSA data in a separate table on a different page from the competitors’ data, rather than in a side-by-side presentation. The Company believes that while no comparison should be made, the data from the trials of the competitive devices is important for investors to be able to understand the market in which the Company operates and the context in which the Company is pursuing the clinical development of the Genio system. If the Company were unable to provide investors with this additional information, the Company believes it would be more difficult for an investor assess the Company’s business and development plans.

11.	Please provide the sources and names of principal suppliers as applicable. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and has revised the Amendment to provide the sources and names of principal suppliers as set forth on pages 12, 13, 74 and 113.

12.	Please revise pages 111-112 to provide the following with respect to the Cochlear Collaboration Agreement, the Man & Science SA license agreement and the Vanderbilt University license agreement, as applicable:

•	the nature and scope of intellectual property transferred;

•	Each parties’ rights and obligations;

•	Duration of agreement and duration of royalty term, if any;

•	Termination provisions;

•	Up-front or execution payments received or paid;

•	Aggregate amounts paid or received to date under agreement;

•	Aggregate future potential milestone payments to be paid or received, if any;

•	Royalty rates or a royalty range, if any.

Please also file the Man & Science SA and the Vanderbilt University license agreements as exhibits pursuant to Item 601 of Regulation S-K, and ensure all material contracts are described as required by Item 10.C of Form 20-F.

Response: The Company respectfully acknowledges the Staff's comment and has revised its discussion of the Cochlear Collaboration Agreement and the Man & Science SA license agreement as set forth on pages 114 and 154 of the Amendment. Further, the Company respectfully acknowledges the Staff’s comment and will file the Man & Science SA license agreement as an exhibit to the F-1 and will ensure that all material contracts are described as required by Item 10.C of Form 20-F.

MINTZ
May 24, 2021

However, with respect to the Vanderbilt University license agreement, the Company respectfully advises the Staff that the partnership with Vanderbilt University is in its very early stages, development of potential new technologies is just commencing, and only one patent has been issued in the United States. As a result, the Company has determined that the Vanderbilt University license agreement is not material as it has very little effect on the Company’s business. Further, to the extent that it were to become material in the future, it was entered into by the Company in the ordinary course of business (the agreement is such as ordinarily accompanies the kind of business conducted by Company, which includes the ongoing development of potential new technologies), and the Company is not and does not expect to become substantially dependent on the agreement. As a result, the Company believes that the Vanderbilt University license agreement does not fall under item 601(b)(10)(ii)(B) of Regulation S-K and, accordingly, need not be filed.

13.	Please revise page 111 to state the types of patents you own and the foreign jurisdictions in which you have granted or pending patent applications.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 114 and 115 of the Amendment to include the types of patents owned by the Company and the foreign jurisdictions in which the Company has granted or pending patent applications.

14.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Cochlear Investments Pty Ltd, Gilde Healthcare, TOGETHER Partnership and Resmed Inc. on page 143.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 147 and 148 of the Amendment to clarify that (i) 100% of the share capital of Cochlear Investments Pty Ltd is owned by Cochlear Limited, a public company that is listed on the Australian Securities Exchange and is not a controlled company; (ii) (a) Gilde Healthcare III Management BV is the management company of both Gilde Sub-Holding and Gilde Sub-Holding 2, (b) Gilde Healthcare III Management BV exercises the voting rights attached to the Company’s ordinary shares held by Gilde Sub-Holding and Gilde Sub-Holding 2 at its discretion, and (c) Gilde Healthcare III Management BV is controlled by Gilde Healthcare Holding BV, which is not a controlled entity; (iii) TOGETHER Partnership is not a controlled entity; and (iv) Resmed Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company. The information above is based on the Company’s knowledge and the public filings of the shareholders. The Company respectfully advises the Staff that the Company does not believe that disclosure regarding the natural persons holding voting and dispositive power over the ordinary shares held by these shareholders is required. Item 7 of Form 20-F requires the registrant to provide information regarding major shareholders “[t]o the extent that the [required] information is known to the company or can be ascertained from public filings…” That information is not known by the Company and is not ascertainable from public filings that are known to the Company.

15.	Here or in the Business section, please clarify whether you have exclusive access to the patents covered by the Man & Science SA license agreement in the Sleep Disordered Breathing field and define the scope of this field and “Shared Patents.”

Response: The Company respectfully acknowledges the Staff's comment and has revised its discussion of the type of licenses granted by Man & Science SA on page 149 of the Amendment.

16.	Please revise to disclose the exclusive forum provision of your Articles of Association, and note any enforceability or other concerns associated therewith.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 153 and 154 of the Amendment in response to the comment.

MINTZ
May 24, 2021

17.	Please file your agreement with the Walloon Region.

Response: The Company respectfully acknowledges the Staff's comment and the Company respectfully advises the Staff that because of the relative small size of the Company’s liability under the agreement with the Walloon Region as of March 31, 2021, €8.1 million on total assets of €109.7 million and because the agreement has little impact on the Company and its business, the Company has determined that the agreement with the Walloon Region is not material. Further, the agreement with the Walloon Region was entered into in the ordinary course of business and the Company is not substantially dependent on the agreement.

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (617) 348-3050 or via e-mail at jrudy@mintz.com.

Very truly yours,

/s/ John Rudy
John Rudy

cc:	Olivier Taelman, Chief Executive Officer and Executive Director (Nyxoah SA)